Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Attached is the transcript of a webcast posted to VNU’s website on September 9, 2005.]

VNU
Sell-Side Educational Workshop and
Q&A Session on IMS Health
9 September 2005
Opening Comments
Darcie Peck
Vice President, Investor Relations, IMS Health
Good morning and thank you for coming. We have received a lot of feedback from our initial roadshow, following the merger announcement in July, that there is a wish for further information about the IMS side of the business, so we thought this would be a good opportunity for you to learn more. We have put together a programme of education and communication around the transaction and the businesses between now and the first quarter of next year. As we go through this process, it would help us if you could forward us any questions or issues on items that you need further clarity on. Without further ado, let me introduce Nancy, whose presentation will introduce you to our business.
IMS Health
Nancy Cooper
Chief Financial Officer, IMS Health
I. Preamble
Good morning and thank you for coming along at short notice, which we appreciate. I will spend time giving a high-level view of what IMS does, interjecting it with frequently-asked questions from investors and our responses to them.
II. Background to IMS
IMS operates in 105 countries and has been in existence for a little over 50 years. We are the primary provider of market research and intelligence to the pharmaceutical (pharma) and healthcare industries. We are a very global company, with more revenue from outside the US than VNU. We will generate a little over $1.5 billion in revenue this year, and are pursuing a market opportunity that we have assessed as being around $5 billion. We believe, therefore, that we have a great opportunity.
Over the last eight quarters, IMS has delivered 9% constant-dollar revenue growth and 13% EPS growth. We have a high cash conversion over 90%. We are not a capital-intensive business; hence, we have a very strong return on invested capital and strong operating margins.

Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
III. Business Activities
1. Compensation Information on Detailing Representatives
We provide feedback to the pharma industry on how their drugs are consumed by different parts of the drugs distribution chain. In the pharma industry, a detailing representative will visit a doctor, give him information about a new drug, and tell him where it applies and what kind of people it is appropriate for. The representative is an influencer on the doctor’s behaviour, but does not take an order. The doctor sees his patients, listens to their complaints, and prescribes a drug. He has several options of what to prescribe. The patient takes the prescription to the pharmacy and has it fulfilled. For a pharma company to know what doctors are prescribing which drugs, they need information from a pharmacy company, which is what we provide.
2. Feedback on Drugs Prescriptions
Worldwide, we provide the compensation information for 80% of sales representatives: what representative has sold what drug, in what quantity, and to what doctor. There is no way for the pharma industry to obtain that information themselves, so this is a very strong franchise with our clients.
3. New Channels and Products
a. Europe
The drug distribution channel is constantly changing, as new places appear, and it is different around the world. In Europe, channels include drug wholesalers, hospitals, pharmacies – although the pharmacy chain is still evolving in some parts of Europe – and manufacturers. The mail-order and long-term care channels do not exist. We would have products that would give information on how drugs are prescribed in and move across those different channels
b. US
In the US, hospitals are not one of the channels, since they are highly fragmented and it is difficult to obtain information. However, mail order is an emerging channel for drug distribution in the US, as is long-term care, which is a new phenomenon in terms of an aging population. There are certain therapeutic classes, such as oncology, diabetes and anti-psychotics, which are prescribed primarily through long-term care facilities.
c. Latin America and Asia
Some parts of the world, such as Latin America and parts of Asia, have only wholesalers, and pharmacies are an emerging phenomenon.
Every element of the distribution chain becomes a product of syndicated data for IMS and, as the distribution chain continues to evolve, new products arise. Long-term care is a product that is only one year old and for which we charge separately.
IV. Dimensions of Data Products
One way to think about IMS is in terms of an x/y axis: the x axis would be all the therapeutic classes that the pharma industry has, and they buy their information by therapeutic class; the y axis would be the frequency of the information – quarterly, monthly, weekly and, occasionally, even daily. The intersection points between all of those factors would point to different data products. Customers buy these syndicated products by therapeutic class and by the frequency they require. In the US, they tend to be three-to-five-year contracts; in Europe, they tend to be one-year-renewable contracts, as required by the EU, and the renewal rate is quite high, as you can imagine, because of the critical nature of this information.
V. Intellectual Property (IP)
Some people have asked me whether other players try to enter our market, due to its margins. This gathering of data is a little more complex than just adding data up. We have 29,000 sources of information, on which we spend over $270

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million. What is not always realised is that a pharmacy may have one store which forgets to send data, or sends incorrect data, so key in running this business is having a statistical capability that can project around missing or bad data and produce a highly reliable product. For IMS, that amounts to a form of IP and is something that has proven difficult for other people to replicate.
VI. Pharma Market
In terms of the market we sell to, there are about 3,000 pharma companies, almost all of which are our customers. We also have most biotech and generics manufacturers. In terms of concentration, the top 20 clients represent about 52% of our revenue. Our largest client, Pfizer, represents 7%. Therefore, we mirror the pharma industry, which is also a fairly fragmented market.
VII. Key Drivers of Growth
1. Customer-centricity
a. Changes in top management
Over the last four years, we have made some sizeable changes within IMS, the first of which were changes in our senior management team. Our chairman, David Thomas arrived in 2000; I arrived in 2001; and our chief executive officer (CEO), David Carlucci, in 2002. We have also changed about 150 senior management positions in the last four years. We did that to reorient the company, which has helped to drive growth.
b. Systematic customer surveys
Both Davids realised that we had a company that was not calling on clients, so we were not receiving direct feedback on what they thought about IMS and what they wanted IMS to provide. Therefore, we decided to hire an outside vendor and start taking assessments of customer satisfaction, which we have been doing since 2001. We started out with quite a low number, but we are encouraged by the fact that, every year, we improve that number slightly, so we feel that we are becoming more relevant to our customers.
One of the findings from this feedback is that customers say, ‘You provide us with data, but we want you to tell us what the data says and what we should do about it’, so that became the impetus behind creating a Consulting and Services business. We found that it was critical to surround our data assets with analytics and advisory capabilities to help our clients with some of the challenges they face. Last year, our consulting business generated about £200 million, or 11% of our revenue. We do not foresee that ever representing the majority of our revenue; in fact, we estimate that it will never be more than 20%. However, it is key in terms of changing the value proposition around our data assets, as well as gaining access to different areas of the pharma companies that we have not been able to access previously.
2. Expanded Business Focus
a. From two to six areas of business
In the last four years, we also recognised that the company had historically targeted its spending too narrowly to the market research and sales compensation space. However, when we looked at the data assets and capabilities that we had, we saw that there were areas of pharma need that we could serve if we developed some new capabilities. We are trying to meet the requirements of six market segments, so I will briefly describe them to you, as well as their impacts on the company.
b. Sales force effectiveness
Sales force effectiveness includes the compensation information I described earlier. We realised that pharma, as far as we can see, has a new challenge that it is trying to address: the productivity and efficiency that they can achieve, dependent on how they deploy their sales force. In the US, a sales representative now has two minutes of the doctor’s time, and there are questions around how much detail the doctor can recall of the conversation he had with the sales representative. Most pharma companies are, therefore, trying to work out how to deploy their sales force and whether or not they are productive.

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Using our data, which really differentiates our consulting practice, we have developed the ability to assess doctors’ prescribing behaviour and match it to the deployment of the client’s sales force. We then make recommendations, for example, around low-prescribing doctors who are called on with high frequency, which may not represent an optimal mix. Such recommendations are robust, since they are backed up by data, and they are often followed by further consulting engagements to see whether our recommendations actually provided value. It is therefore, a nice ongoing business. Most of our clients are considering this capability and we have had numerous engagements. Historically, this activity represented about two-thirds of our revenue; now, it is nearer 50%.
c. Portfolio optimisation
A pharma company with a portfolio of 10-15 major drugs might be constantly looking at how its drugs will perform in the future, trying to understand where they are in their lifecycle. Typically, drugs have a 10-15-year patent life, so pharma companies will be considering what happens at the end of that. Many today are looking at combining drugs that are close to the end of their patent life with other drugs, producing a combination drug for a new indication, thereby extending the patent life.
Alternatively, it may be that the drug will go off-patent and be substituted by a generic, and the pharma company will look to us to help them. We have a product that identifies all the chemical entities under development by other pharma or biotech companies, and clients may look to us identify an entity and licence a drug around it. Drugs have different names and packaging in most countries where they introduced, and we have a product that drills down to the chemical entity, enabling pharma companies to track the performance of their drug around the world. This is a unique capability of IMS. This product used to represent one-third of our revenue, but now represents about 20%.
d. Data assets in Consulting and Services
We identified four emerging segments where we were quite small; as we look forward, however, we see the pharma interest in these as growing ones, and ones that play quite well to data and analytics.
The first is launch, and I am sure that you all have some idea of how much it costs to bring a drug to launch, which can be as much as $500-800 million. Therefore, the efficiency of launch activities is starting to change. Pharma companies used to say that they would launch in 50 countries within five years; now, they are under pressure to do the same in three years and, suddenly, analytics is playing a bigger role, because customers have to select which countries to launch in and to determine the roll-out required to achieve the highest return on that investment. We have developed some capabilities in this area; for instance, a large consulting practice on pricing in Europe and the US. We can advise a pharma company on the kinds of things they need to do in order to be placed advantageously on a formulary, which can determine how profitable the drug is. We have always wanted to have the ability to forecast the performance of a new drug, so in talking to VNU, one of the very interesting things that we hope will come out of the merger is to be able to take their BASES consulting practice, which makes forecasts for consumer packaged goods, and adapt it for the pharma space.
The other factor required in launch is benchmarks. Customers launching a drug in, say, the statin therapeutic class, would like to see how other statins have launched in different countries, as part of the selection process. They may pick countries that have higher adoption rates of newer drugs. Once the drug has been launched, the customer wants to know how it is performing, which is where daily data on the uptake of a new drug is vital.
e. Brand
Think of yourself as a brand manager in pharma, with a promotional spend mix that you can pick between: you can pick detailing representatives, sampling, direct to consumer advertising, or continuous medical education. What is the right mix, and what is the return on the mix that you choose? Promotional return on investment is an area where we are developing data assets and consulting capabilities to provide that feedback to pharma.
f. Over-the-counter
Over-the counter is otherwise known as self-medication or consumer healthcare. Brand managers want to understand the economics in a therapeutic class in terms of what it means to remain as an ethical drug, at a high price and low volumes, or to go over-the-counter, at low prices and high volumes. Brand managers would, therefore, like to see the performance of different drugs in that class in terms of what that decision means. You will have seen that in the UK, where Zocor went over-the-counter, and the question is whether that was a better decision than remaining ethical. There is a trade-off there that our pharma clients need to understand.

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g. Managed care
‘Managed care’ is principally a US term; in Europe, you would call it ‘government’. It is really the impact of governments’ influence over doctors’ prescribing behaviour. In the US, we have Medicare 2006, under which the Medicare population will have drug coverage, and understanding how that will modify how drugs are prescribed and how to influence that behaviour is what we are developing.
These last four areas are not very big, but they have higher growth potential for us.
3. Acquisitions
a. Building some capabilities; buying others
As we assessed our capabilities, there were significant blank spaces in some of those six areas, so we made a decision to build capabilities and buy others. There was a conscious decision to make some acquisitions, a little over 30 of which we have made over the last three years. They are directly related to our strategy. A number are companies that have data assets surrounded by consulting.
We bought a company in Sweden that had great launch assets and was surrounded by consulting and services. The entrepreneurs had expanded it into Scandinavia, but had no interest in making the investment to transform it into a worldwide product. IMS had the infrastructure, so we bought the company and expanded the methodology into about 20 European countries. It is also now represented in Asia and the US. This is the role model for our acquisitions.
b. Acquisition is only the first step
We have worked very hard on a process whereby we not only buy the companies, but manage the acquisitions to ensure that they are integrated into and leveraged across the business, which takes a lot of conscious effort. We feel cautiously good that our 30 acquisitions, in aggregate, are performing as per their business case.
c. Globalisation
Four years ago, IMS operated as country companies, and we assessed the company as one that should run itself globally. We, therefore, adopted the six global market segments that I talked about. For our large customers, we have global sales account managers. You can imagine that an account manager for Pfizer understands every product sold around the world, which allows IMS to cross-sell products that have been very successful in one location to others. We have globalised development in terms of our data centre.
VIII. Results
1. Highlights
We have escalating constant-dollar revenue growth and continuing growth in EPS. We have strong free cash flow.
2. Divestments
Four years ago, we had investments in two other companies, one of which was Cognizant Technology Solutions, an Indian application outsourcing company. We used to own 56%, but made the decision that it was non-core and, in 2003, did a split-off, which resulted in 13% of our shares being bought back. We also had a 26% stake in another small company and decided that it too was non-core, so we sold it. This is why the $279 million is really our free cash flow from operations, with the rest being the sale of that asset.

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IX. Second Quarter Highlights
1. Segment Growth
In the second quarter, our growth continued to be strong, at 14% reported and 12% constant-dollar. I mentioned earlier the six segments we are pursuing. In terms of how they have performed in the first half of 2005, we group launch, brand, managed care, and over-the-counter together because they are small, although they are high-growth areas where we foresee significant future growth.
2. Trends
a. Ability to respond globally
Global footprint is becoming increasingly important; our clients are beginning to run their operations on an increasingly global basis, and we are the only player that can respond to that requirement. We have many niche competitors, but none that are present even in five or more countries. In the US, our closest competitor is considered to be NDC, which was just acquired by Wolters Kluwer; in Europe, our biggest competitor is Cegedim. For our clients running a pan-European pharma company, we are the only player who can give them a pan-European brand performance.
b. Reduction in number of suppliers
Many clients today feel that there is an inherent cost in having multiple suppliers of information, what we say to them is, ‘If you want a consistent way to view your data in terms of how things are doing and do not want to work on ensuring that the data from Germany is on the same basis as that in France or Spain, buy that data from us’. Our statistical capability will ensure that data is comparable, so we are seeing a trend in pharma of seeking fewer, stronger partners, which plays to our strength.
X. Growth Regions
1. Europe
Growth is fairly strong in all three regions. We have had positive feedback that positioning ourselves to areas that address productivity and return on investment is good for a challenged pharma market in Europe. We made a number of acquisitions in Europe, which reduced our performance by about six points, but growth is still healthy. Europe is the most challenged area in the world for the pharma industry: in Germany, there are clawbacks on pharma prices and, in many places, there are constraints on how drugs can be priced. We represent about 1% of pharma sales, general and administrative (SG&A) costs; if we can help them to manage the remaining 99% and make it more effective, there will be a demand for our services.
Participant
Why are your margins so much lower?
Nancy Cooper
There is still fragmentation. The US is one very large market, whereas Europe is still very fragmented. Additionally, we are four years into a process of trying to make this more global, and we do not yet have anything in Europe on a global basis.
We have determined that the critical issue in a data or information business is surrounding those data assets with consulting and services. By combining VNU and IMS, the key is the combination of methodologies, and applying those methodologies across the different verticals. For example, we think that the BASES forecasting tool applies in our industry. In a consulting business, scale helps to generate more revenue, which is what we think is one of the more interesting aspects of the merger.

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XI. Financial Model
We produced a long-term financial model; in 2002, we were growing by 4%. At the time, we felt it was fairly aspirational, and we are pleased that, in the last eight quarters, we have been performing within the model parameters. We have always viewed ourselves as a market intelligence company; although we have been covered on the sell side as a healthcare IT company. Therefore, a number of other companies we were compared to were of a much smaller scale than us, and we always felt that there was leverage to transitioning IMS to a pure-play market intelligence company. This is another aspect that makes the merger with VNU so interesting to us.
XII. Frequently Asked Questions
1. Pricing
I am frequently asked four questions in particular by investors, so I thought it might be useful to give you our assessment of them. A number of people wonder whether our pricing is a function of the number of pharma representatives or the number of prescriptions. It is not a function of usage, but of the size of the therapeutic class that we are selling information on. It will vary by therapeutic class, and very large ones will have a higher price than smaller ones.
2. Generics
A number of people read the literature and see generic drugs coming along in 2006, and wonder about the implications for IMS. The first point here is that drugs do not suddenly become off-patent, and there is long warning time within the pharma company of a generic event. The second point is that IMS helps pharma companies to promote their product portfolio. Therefore, when a drug becomes generic, the pharma company will have moved promotional efforts to a new drug. This means that they buy different therapeutic classes from us, so we do not lose business as result. We have tried to see if there is any correlation with generic events, but we can find none. We do not expect to see pharma revenues declining in the future, and we are helping them to optimise the mix of products that they have.
3. Pharma Company Mergers
a. Consulting contracts
People ask us what the impact of pharma company mergers has been, such as the one last year between Sanofi and Aventis. There is an impact from mergers and, when we give guidance for the year, we factor in what we determine to be the highest probability mergers. The impact that we have assessed is 1-2 points.
In 2003, the merger between Pfizer and Pharmacia was the largest we have ever experienced. When we assessed that, we thought it was at the high end of the 2% range. In a merger, the acquirer usually wants to know everything about the therapeutic classes of the company it is acquiring. Pharmacia had 800 drugs in Europe and wanted a determination of which drugs fit their sales force capabilities and what they should do about the difference. Most mergers do not buy exactly the same drugs that the existing company has, but are looking to expand the drug, so that compensation information, which is a large of our information, is typically not impacted greatly.
The impact is in the pure market research audits, since customers do not need two books of data. We are in a fragmented industry, with our largest client generating 7% of our revenue. Within that, the part most impacted is the portfolio optimisation segment, which is 20% of our revenue. Because we have expanded the number of segments we are pursuing, we have a greater amount of new products and capabilities to sell into a merger. In the Pfizer merger, our initial view of a 2% decline in revenue but, at the end of the year, it turned out to be 0.5%. Pharmacia had bought different sets of products to Pfizer, so we were able to cross-sell many of the products that Pharmacia bought into Pfizer. It is critical for us to continue to do that.
4. IMS’ Correlation with Pharma
A number of sell-side analysts who cover us have tried to establish a correlation between us and pharma. We have not found an easy correlation, or one that we feel is highly indicative of our future performance, some of which is due to the fact that we represent only 1% of their SG&A spend. We are not a function of their revenue, without a doubt. The

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closest correlation would be with pharma SG&A spend and the direction in which it is heading. Even though pharma has had challenged times, what is interesting is that SG&A spend continues to increase. However, it is still a loose correlation.
5. Areas of Interest
a. China
We have areas that are of great interest to us, as we look out, over the next five years. With its rising gross domestic product (GDP) and additional patent protection, China is becoming an interesting country for us, and many global pharma companies are looking at how to enter that market on a city-by-city basis. We have had a number of consulting contracts and we are developing our data assets there.
b. Consumer health (over-the-counter)
This is an area that we view as high growth. We had very few over-the-counter assets, so by merging with VNU, we now have a very complete offering of over-the-counter information, along with our ethical drugs.
c. Japan
Japan is a very large market for us. We had quite a significant data disruption in Japan in 2002. We have retrieved that data, and the product re-started shipping in the second quarter and is being well-received by customers. We underinvested in Japan, a large marketplace, and had a very slim product mix. Through this increased focus on globalisation, we have been able to take some of the products we have developed elsewhere in the world and transport them to Japan. Now, working with VNU, we have over-the-counter and oncology offerings in Japan, and we have just developed a consulting and services business.
d. Biotech
Several biotech companies on the US West Coast are our customers. This is a high-growth, although small, segment for us. As you probably know, most biotech companies do not have large marketing departments, so they do not have a very good idea of the commercial value of some of the drugs they are developing. We try to provide them with some market assessments of the therapeutic class they are developing.
e. Research and development (R&D)
Pharma spends as much as $18 billion on R&D. Many people – including us – believe that the inclusion of data and analytics could improve the process that R&D goes through. This is an area in which we are looking at participating. To be more specific, the clinical trial process is one which we think has a great deal of inefficiencies, and we also think that the investigator selection process can be improved with information and analytics.
f. Risk management
In terms of the low productivity of pharma companies launching drugs, phase IV has had a number of manufacturing problems, as well as prescribing problems, where doctors mis-prescribe the drug. This is what we call risk management, where we think data and consulting can help pharma do things in a better way.
XIII. Conclusion
We feel we are executing well, and this global presence has really delivered us growth and resilience. We see a strengthening pipeline of opportunities, and our financial model continues to be strong.

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Questions and Answers
Participant
Could you say something about the trend in data spend?
Nancy Cooper
The data does go up every year as a function of a couple of factors. In Japan, where we lost the data, we had paid nothing for it; it had been strictly based on relationship. We have determined that is not a fundamentally sound way to proceed and now we pay for data in Japan. Hence that is a step function increase in our data costs. Other than that, the data costs have been rising for price increases in single digits. However, data is a new product for us, so we are always looking for new elements of data and there will be a lead time where we get data and then have to productise it. Those are the factors driving the data cost.
Participant
You mentioned $270 million spend in 2004. Could you say something about 2002 and 2005 to give an indication of how much it is increasing?
Nancy Cooper
I would say it has been about a 9% or so increase over the last couple of years.
Participant
Another question is about the operating leverage of your business. On the data side there is a direct link with costs; are there other costs that automatically rise? I ask the question because your growth is so high and your margins are not going up or down.
Nancy Cooper
In 2001 our margins were 33% and we gave guidance in our last earnings call to expect around 25%. Let me give you the factors that are driving that. Japan was a big factor. I would say that accounts for one-third of that decline, if not a little more. Then there was a decision we had made that the business had been under-invested in and so we consciously went out and asked people to assess the light spaces that I mentioned. That resulted in we needed to buy new data assets and we also did the acquisition. New data assets has had an impact on the margins. The acquisitions are nice businesses but they have amortisation of intangibles, so as you stepped up that it has an impact on the margin. We also made a decision to do this Consulting and Services, which is a lower margin business than the data business.
What we determined as we looked around is the 25% margin targets for our business is still a very high margin. This is our judgement, but it is a judgement of top line growth and margin – what is the margin that will sustain the top line growth? We think this 25% is where it is. For your understanding going forward, that is the kind of margin we will be holding to ensure that we make the right kind of investment decisions going forward.
Regarding your question about the nature of our business, the data business is definitely a leverageable business. You buy the data for x amount and the nth copy of the data does not cost you any more than the n-1 copy, so it is a more leverageable business. We have been investing in the business, so that leverage is not something you will necessarily see, nor do I think I would ask you to plan on it. In addition, our Consulting and Services is a lower margin business, but not significantly lower. You can see the practice areas we have invested in tend to be nice return businesses. They are not call centres or body shop kinds of things. I hope that gives you a feeling about the margin.

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Participant
I do not know if it is possible, but could you say how your organic growth is split between volume and price?
Nancy Cooper
That is really hard for us to do. Same product price, we have low-single digit price escalation; that is one dimension. However, the other thing is when we do new products we do not have a routine pricing algorithm for every product. Therefore, if we come out with a product that is new and very differentiated in its space, we price it high, but that is not a price increase per se; that is a determination of value. I do not know if I am being clear. Price for us comes in two forms; some is cost increase, but the more significant thing is, I showed you long-term care in the United States, we have an exclusive data arrangement on that and have priced it under that assumption, so it is a higher-priced product. Thus, we are trying to make sure we price the value because we feel that is more sustainable, both with your customer and having competition, it is a better way to price your products.
Participant
In your annual report you mention bartered deals. Could you say how much of this is sales and how big the impact is on current growth? I understand in 2004 the number of bartered deals was increasing.
Nancy Cooper
Yes, it did increase. One of our strategies with our data suppliers is that we give them feedback reports. For example, if you are a pharmacy you would like these feedback reports for two things: one, it would help you decide where to locate a new store in terms of the drug volume there might be in that area for your pharmacy, or it may help you assess performance of your stores against other stores – how much share they are capturing. That is what the barter revenue is for us. We have found that is a way for us to have a deeper relationship with our data suppliers as opposed to purely financial and that is what is driving that growth.
Participant
Could you quantify it? Is it a large amount?
Nancy Cooper
I would say 4-5% percent of sales is barter.
Participant
Does that include costs as well?
Nancy Cooper
Yes, cost is the same as sales; zero profit.
Participant
What was the change last year?
Nancy Cooper
I think it was about a point.

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Participant
It was a very small effect?
Nancy Cooper
Yes.
Participant
I have a couple of questions. Could you make a SWOT analysis of your own company? I would like to hear more on what you think the strengths of your company are, so maybe you could discuss the unique selling points, of course, the weaknesses and the value – I assume you know what it is.
Nancy Cooper
The strengths of our company are we have a very profound franchise selling to a very strong industry. If you look at the pharmaceutical industry, it consistently grows and it has strong margins, so we feel that is a great strength of the company. We have financial characteristics that throw off a tremendous amount of cash with high margins.
Participant
Could you also discuss what your unique selling points are, because I could imagine that NDC could also say that they have a strong franchise and strong cash flow?
Nancy Cooper
Let me give you the scale difference. If your customers increasingly are going global, NDC is, I believe, now in three countries. If you look at our data costs, the $270 million, that is more than their revenue. Therefore, if you want a global provider, you have a niche provider; that is a big difference for our clients. We always have to pay attention to our competition because if you have the same product on both sides you are going to have price problems. Thus, I am not telling you we are ignoring them but they are in a very different dimension than we are.
You asked also what the things that keep us up at night are. Obviously, our relationships with our data suppliers are something we have to spend a lot of time and focus on and just as I said we did not have a customer focus with our clients, we did not have a customer focus with our data suppliers. Now we have a global supply management: what techniques work the best with this client, with this data supplier? Some of the VNU techniques you have in MI, which are more services to the supplier, we think are a very strong way to strengthen your relationship with the data suppliers and you will be seeing us trying to adopt some of those practices in the way we run our business, but that is a key to our business.
The other thing to understand about us is data privacy is something we have to be very good at. We did an audit with PwC on our privacy about two or three years ago and it came out very well but we are always addressing that. As you can imagine, we never see patient data, but doctor data has different sensitivity around the world. For instance, in the US we can get down to the doctor and know what he prescribes. In Europe, depending upon the country, we have aggregations of doctors because of privacy law. Therefore, we have to be very good at this and believe we are but, if you were going to say, the thing we have to watch very carefully is privacy.
Participant
With respect to the opportunities, there was a very interesting slide in your presentation about which factors do not affect your growth. Could you then indicate what the growth drivers are for your business?

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
The growth drivers are: taking those six market opportunities and filling in the capabilities in 105 countries around the world; playing to the increasing global nature of pharma; and keeping ourselves addressing pharma challenges. If we had stayed as a market research company with books of market data, in this environment with pharma we would have been in difficulty. However, by trying to address things that help them with productivity and return, those kinds of things are much more important to a pharma company than pure market research and help us stay in in a more difficult climate.
Participant
With respect to new offerings, which I assume is also a growth driver for your company, could you indicate what the contribution was of new products or new offerings to your overall sales growth in the last couple of years?
Nancy Cooper
It is a little hard for us to do because adding a new data element is a new product and adding a consulting practice, so I do not have a crisp measure of that; I more look at the market segment growth as indicative of what we need to do. The combination of the Consulting and Services and Data assets is a very unique value proposition that differentiates our consulting because we are not competing with Accenture or McKinsey or BCG; our consulting tries to stay very close to the data. You can imagine the call on a customer is very different if you come in with your conclusions backed by data, because what your client tends to do is say, ‘Okay, I will take your recommendations but I am also going to invite you back in six months and you are going to use your own data to prove to us do they work or not’. As opposed to generalist consulting that is a different kind of niche that we play in.
Participant
Regarding the Consulting business, I have two questions. Firstly, does NDC also have a similar business because that appears to be the growth driver for your company?
Nancy Cooper
It is one of the growth drivers, but not the only one. No, they do not. If you want to know where they are targeted, NDC is much more in the sales compensation data for a more narrow definition of the distribution channel; for instance, they do not have mail order. There is also an emerging area called ‘speciality retail’, which is some of the biologics that have to be delivered differently. That is a growing area that is important to understand. Thus, they have a much smaller focus on capability than us. Indeed, there is such a difference between our sizes and that is also partly a factor.
Participant
The other question on Consulting services is: I understand that you employ approximately 600 consultants; is the business similar to the usual consultancy business that is client-based and per-hour focused?
Nancy Cooper
We try to make sure our consultants do not do it on an hourly basis price, because if you are advising to get on a formulary, that is high-value consulting. Therefore, we are trying to price it for the value you deliver as opposed to a cost-plus business. We do not always do that but we are getting better at it.
Participant
Nowadays you have approximately 600 consultants. Is that figure going to double to 12,00 then or what can we expect?

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
It depends on the revenue – consulting businesses are people, the delivery function is people. However, you bring up a really good point. In our company, how we run it internally, we have two different models. We have a data model that has certain metrics you look at, and we have a consulting model that follows the normal consulting metrics, which are utilisation, realisation, opportunity, and pipeline, because what you are doing is hiring to the opportunity you see, so it is a different business. We try to keep it so the customer does not see all that stuff.
Participant
I have a couple of questions. Firstly, you seem to have been quite an active acquirer. What are the paid acquisition multiples on average for the acquisitions? Secondly, you seem to have a very high client retention rate. Could you quantify the level of retention of your major clients? Lastly, where exactly do you see the areas where you can generate those top line synergies? Also, with regard to the cost synergies with VNU that you have been indicating on the back office side, where do you see the synergies exactly?
Nancy Cooper
In terms of the multiples on acquisitions, they vary by the kind of thing we are buying. We have a norm that is they need to be accretive in the first year. When you are in as many countries as we are you have to send out guidelines and most of them have been that way. That is not to say if we had a strategic one we would not take a decision not to be accretive, but generally they are. Thus, they vary but they need to have a multiple that is below ours, obviously, if they are going to be accretive.
The second question was about client retention. Our retention rate is really high. What you find is there will be some pharmas that do not want to buy this data every year, so we will have people who might go out for a year and come back for a year, but we have 3,000 clients and we have almost everybody. You can see if we provide the compensation data for 80% of the world’s reps you are not going to change your compensation system for sales reps, it is too disruptive to your performance. Thus it is a very strong attachment to that pharma client.
You asked me where the synergies were in the merger. On the revenue, I was trying to give you some colour of where those things come from. There are three different areas. They are combining our data assets across the three verticals and the areas there are over-the-counter data and our data. You may have heard us in the merger talking about if IMS were to tell you one of the biggest changes that is going to hit IMS in the next five years it is the rising impact of consumerism on how drugs get prescribed, and here there are a couple of things happening. People are more informed about their medical care – through the internet, through direct consumer advertising – so they influence their doctor prescribing behaviour much more than they have ever done in the past. We see that as continuing to rise. The second factor is because in many countries around the world the individual is having to pay for more of their medical costs it is making them become much more selective about the decisions they make. We view that as a fundamental change that we will need to address going forward. Internally, we have tried to figure out how to do that ourselves. It is a profound shift we believe we will see. We think the consumer behaviour assets that MI has is going to help us have a better capability to help pharma target and figure out messaging going forward. Those assets can help us develop better products, combining those data assets with ours.
Another data combination is in the area of promotional spend, which I mentioned earlier. You would love to know the effectiveness of direct to consumer advertising on changing doctor prescribing behaviour: is there a correlation, what is the correlation, does it work better in some therapeutic classes? Therefore, you will see us looking at that.
The other big thing that interests us in the merger is the concept of deeply believing that Consulting and Services is relevant across all data assets in all three verticals. I think I mentioned earlier that Consulting and Services perform better at a certain scale and this will allow us to be of a scale and ability to take methodologies such as forecasting from bases and put them in IMS, take some of IMS’ methodologies and use them in the other two verticals. The forecasting is the one in the synergies that we see as a short-term type of thing.
Those are some of the big ones in the synergies. In the cost synergies, the corporate synergies are quite clear-cut. We do not have a very large corporate staff, but you do not need two treasurers and you do not need two controllers, the usual more obvious stuff. With the regional synergies, I think I mentioned earlier that VNU is in 107 countries and we are in 105. In some places we are big and they are small; in some places we are small and they are big. For instance, in Japan we are quite large and VNU is small, so there is a natural question to ask of could we put these together and make

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
them operate more efficiently? In China we are tiny and VNU is big; put them together. We are going to go through a process with these 100 countries and see what makes sense and what we should be doing. That is the regional aspect and is also the third big driver – we are very global and our customers increasingly want global, so how do we use that to keep making it a greater differentiator?
The last part of the cost synergies, which is one of the bigger ones, is IT and production. Simply put, you now have three verticals that are dependent on IT and production of data and how they leverage the scale of negotiation with hardware, telecom, and software vendors. We think we can do a lot with that, and also greater rationalisation. We have both been rationalising our data centres and our production but there is more we believe we can do together in terms of scale in different countries. That is how we see synergies.
Anna Folkman[?], ING
I have two questions. You mentioned yesterday in the four smaller segments there is a lot of competition from smaller consulting companies. How much do they buy data from you upon which to base their consulting?
Nancy Cooper
What the smaller consulting companies will do is go to their client who may have bought the data from us and they will use that data for themselves. The difference and the uniqueness we have is if you remember, I said the key IP we have is the statistical capability and I also mentioned privacy; in parts of the world we have to aggregate doctor data to meet privacy laws. We have both statistical data and insight into the brick – when we aggregate things we call it a brick. We have insight into the brick and we have statisticians who can help us figure out appropriate ways to evaluate the data that we think differentiates us from the smaller niche competitors. We have that uniqueness of being tied to the data and having insight into the data that they may not have. However, there are a great many niche competitors out there.
Anna Folkman
Regarding delivery, how much of your product is delivered through the internet?
Nancy Cooper
A fair amount depending upon which country you are discussing. In the US and Europe there is high electronic delivery. We are always pushing it but it does not always work in some parts of the world. We are always trying to move away from paper; in some places it is still paper but we are driving to more electronic everywhere.
[Marie Skana, Fortis?]
I have a question concerning your market segments. Could you elaborate on their relative size, especially of the four small segments and about the growth potential of each of the segments?
Nancy Cooper
We have small penetration in the four. I would say it is probably under 20% in each of the four segments. Thus we think that the growth we are experiencing is sustainable for the foreseeable future. The sales force effectiveness is the largest market segment. The one thing that is flawed in our estimate of the $5 billion of opportunity is we went out and counted 900 companies that were in that space; that is how we developed the $5 billion opportunity. That is only external spend of pharma. What we are also seeing is a trend in pharma of assessing what should be done in-house and what should be outsourced. You read of classical companies assessing what is core for them to do and what is non-core. We are seeing a trend in pharma where some of the activities that they used to do in-house they are more receptive to doing externally. That is not in the sizing and is why it makes us feel comfortable that the $5 billion is very solid, if not under-estimated. It does not capture this other phenomena because we cannot figure out how to count it.
Marie Skana
How much of your 8-13% long-term growth rate comes from those four segments?

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
Perhaps the best way to answer is we think the long-term model on sales force effectiveness is in the rage 7-10%. We think the portfolio is more like 5-8% and we think those four segments are still in the 15-20% range over time. That is the longer-term guidance. We can send that to you if that would help you achieve a greater understanding.
Marie Skana
Thank you. I also have a question concerning your dependence on certain data suppliers. For instance, we know what happened when Wal-Mart did not provide its data any more to VNU. Are there also any such suppliers you are very dependent upon?
Nancy Cooper
By the way, we lost Wal-Mart too at the same time. Wal-Mart decided nobody could have their data. However, as you could see in the circle chart I showed you with all the different elements of the distribution chain, the nice thing about having multiple elements in a distribution chain is your ability to project around any missing data. For instance, because we have wholesaler in and we have the majority of pharmacy, we can project the impact of Wal-Mart in most places, unless you have a place in the US where there are very few distribution channels and you cannot project around them. Thus, part of our strategy is project around. It is a critical area we look at in terms of who is growing more than who because we try to keep the data suppliers on 3-5 year contracts. We try to ensure no contract gets to expiration because when you do that you change negotiating flexibility and it goes into the hand of the supplier if you let it go to term.
Axel Don[?] [inaudible]
Regarding the launch brand OTC and Medicare, you mentioned you have in each of those markets a market share of around 20%. Is there a dominant player in that area?
Nancy Cooper
No, that is what is so interesting. Pharmas’ needs are changing because of the challenge and therefore they are increasingly looking at analytics to run their business differently. Now it is who will develop the capabilities the quickest and be good at them is really what we are talking about here. It is an emerging need on pharma.
Axel Don
You are so much bigger than, for example, NDC, which you mentioned earlier. What you spend on data-gathering and data collection alone is greater than their entire sales figure. Is it not likely that they will come to realise that they will have to change mode of operation radically, that there is no way they can compete against you in the broader market, i.e. put all the efforts and resources in one particular segment or niche?
Nancy Cooper
That is what we hope. We have worked very hard at making them less effective by out-performing them, by getting a more comprehensive view of the channel, developing our Consulting and Services, raising the quality level of the products we provide. Those are really important to the client. I do not know how much you have read about this acquisition of NDC. One of the bigger questions we have as they sold the company and split it into PerSe and to Wolters Kluwer the data that they get for no cost from PerSe, how stable an arrangement is that? What will it do to them if that does not remain stable? I think at the moment it is in perpetuity but perpetuity for free could be risky.
Participant
Regarding capex, I think it has sharply increased over the past few years. Last year it was something like $20 million capex on $80 million software.

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
We are around $85-90 million of the combination and have been running at that rate for the last few years.
Participant
If I look at your cash flow it seems to be increasing.
Nancy Cooper
It definitely increased beginning in about 2000. If you remember, I made the point we had under-invested in the business, so you would see a step function from the path to about 2002, but now it is stabilised.
Participant
Going forward do you expect that as well?
Nancy Cooper
Yes, I think it will be pretty stable around where we are.
Participant
If I compare it to VNU, it seems to be that your split is more like 80% software, 20% capex; VNU is more like 50/50. Is that an accounting difference or is it media measurement which is much more capital intensive?
Nancy Cooper
I think it is media measurement is more capital intensive. Peter, I would ask for your help here.
Peter Wortel
Yes it is [inaudible].
Nancy Cooper
It is more of a technology-dependent business. For us it is data, planning data assets and consulting, so there is another aspect that is different from us.
Participant
Could you say anything about outsourcing, for example to India?
Nancy Cooper
If you remember, I mentioned we own 56% of an Indian application outsourcing company. We already do some of that with this company we used to own, Cognizant. I would not say we are totally done, but we have moved some of the function offshore because it is a lot less expensive.
Participant
Are you going to do more like VNU is?

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
Sure. You would always look at things like that appropriately. It is a new factor in how businesses are run so you have to look at it.
Participant
Is it included in the cost savings estimates you gave related to the merger?
Nancy Cooper
We have some in there from more off-shoring, but it is not a double count with what we have already done. It would be new things that we thought we could do together.
Participant
On the margin by activity, I cannot find it anywhere; could you give an indication?
Nancy Cooper
That is because we have not put it anywhere nor have we talked about it anywhere. As you can imagine, when you start a consulting business you want to reach a certain scale before you start talking about margins. I will tell you candidly when we started it our accounting systems gave me no confidence that the margins we were looking at were something that was ready for publication. As it gets bigger we will tell you, but at the moment we do not publish the difference. However, I will tell you that it is lower than our data business.
Participant
Firstly, regarding the data, am I right in saying that now you know what people are buying but you do not know who is buying? Is that the case?
Nancy Cooper
Who is buying?
Participant
For example, what his age is, what he earns. The suppliers give you data which tells you which medicine has been bought at which location, but not what the background is of the person who bought it.
Nancy Cooper
That is one of the areas we are looking at. The patient data is encrypted; we do not know the patient. However, we will know male, female, age, but not specifically. This is a new data form that is very interesting for us going forward. We call it ‘longitudinal data’ or ‘disease analyser’ would be the term you have in Europe. What it does is measure the switching behaviour of patients on drugs. For example, if you have always been a Lipitor patient and Crestor comes out, does the doctor switch to Crestor and does he stay on Crestor? We get insight on that by patient on how they switch and we have just received additional information from a company we bought on the diagnosis that goes with the switching behaviour. Thus, as you can see, we are always trying to get greater insights into how things are prescribed and how they change.
Participant
Is it correct that NDC has made much more progress in that field than IMS?

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
In terms of how much data they have? This is an ongoing debate. I think both of us have not too different amounts of data in this field. We have recently bought a company called PharMetrics, which is providing the diagnosis that goes with the switching behaviour that we feel will differentiate us, but that is an area where we are competing currently, you are correct.
Participant
Regarding your over-the-counter market, VNU has panels through which they know who is buying the products. Is that also a kind of cross-synergy, because you do not have any panels at the moment?
Nancy Cooper
We have panels but we do not have the consumers. That is what I was talking about and which, to us, really augments the value of our panel.
Participant
With regard to margin, do I understand it correctly that you think the margin of 25% is sustainable in the years to come?
Nancy Cooper
Yes.
Participant
Does it also mean that you do not expect any margin increases?
Nancy Cooper
Yes, that is what I am telling you. We had to make a judgement on top line and margin with the implication on investment ability and so we think it is better to guide to flat margin at a healthy margin of 25%.
Participant
What I understand from previous presentations from IMS is that the long-term growth model includes acquisitions?
Nancy Cooper
Yes, of 1-2%.
Participant
Yes, and on the other hand it also includes a consolidation among your clients, also 1%?
Nancy Cooper
Yes, that is correct.
Participant
That means the 8-13% is organic sales growth?

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
Yes.
Participant
I have some questions on the tender process. Could you update us on the progress you have made on filing of the necessary documents for the SEC? Secondly, you have probably discussed this view with many of your current investors, so could you elaborate on what their impression is of this deal? Finally, a more technical question: I understand that the shareholders of VNU and IMS will vote on the deal and that if there is a majority, 50% plus one, the deal will go through. Is there a minimum of presence of shareholders due at such an AGM?
Nancy Cooper
Is there a minimum, no, it is the majority.
Participant
Normally the presence of shareholders at the meeting is rather low and that is the reason I could imagine that there is a minimum presence of shareholders.
Nancy Cooper
No, this is votes that are sent in, do we get a majority of the shareholders.
Darcie Peck
On the IMS side it is 50% plus one of outstanding shares. For VNU, it is 50% plus of those who vote.
Peter Wortel
Therefore, it is a simple majority and a full majority.
Participant
In the case of VNU?
Nancy Cooper
It is who votes.
Participant
Yes, but if that should be a minimum–
Darcie Peck
I will get back to you but no, I do not believe there is a minimum presence requirement.
Nancy Cooper
The schedule that Rob Ruijter laid out in July is still what we believe we are on.

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Participant
Therefore you are on schedule with respect to the–
Nancy Cooper
To close in first quarter 2006.
Participant
And the filing of the documents?
Nancy Cooper
The filing has to fit into that closing. It is a long process with the SEC and the regulatory in a year, but we still think we are on track for the first quarter.
Participant
My other question was about the shareholder reaction.
Nancy Cooper
The key thing here is this is a cross-border Dutch domicile company newco. For many of our shareholders, depending on their charter, they need to own a US company. Thus there are a lot of them that will have to get out of the stock. I think I mentioned earlier one of the challenges we have always had is we have been positioned with healthcare IT. That has not been a great thing for IMS. Our stock has stayed at approximately $24 for over a year even though our performance is what I discussed earlier. Therefore, although many of our shareholders have to get out, they are getting out at a price that is at a higher level than they have seen in a number of years, which is a nice factor for them because they do not necessarily all want to get out. We have had a number of them who do not have the charter problem who need to know more about VNU because they may decide to stay in. Thus it is a mixed bag. You can see by our share price staying up in $27.50 area that we have a lot of people coming in to hold the shares and there are the arbs who are holding the share because we are trading at a discount to the value of the deal at the moment and they are playing the spread. Hence we have people going out, we have arbs coming in, the share price is holding up and so we feel confident that it is all going the way we thought it would.
Participant
To continue on that question, you mentioned some of your shareholders cannot hold because of the Dutch domicile situation, but how much percent do you estimate that is of your shareholders?
Nancy Cooper
It is a large percent.
Participant
Can you give a number?
Nancy Cooper
I do not think it is that precise. You see, we had to make assumptions before we did the deal of what their charter said, so it is as good as we could understand their charter. As we go around we get a better sense of who can and who cannot, but it is over 50%.

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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Thank you all for coming; .we do appreciate you taking the time.
This Full Transcript was produced by Ubiqus Reporting (+44 (0) 20 7749 9100)

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the

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date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending June 30, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

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